Howard D. Polsky
Senior Vice President, General Counsel
and Secretary

K12 Inc 2300 Corporate Park Drive Suite 200 Herndon, Virginia 20171	Phone: 703-483-7158 Fax: 703-483-7496 E-mail: hpolsky@k12.com
December 10, 2007
VIA FEDERAL EXPRESS
The Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John J. Harrington

Re:	K12 Inc. Registration Statement on Form S-1 File No. 333-144894
Ladies and Gentlemen:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, K12 Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m., Eastern Standard Time, on December 12, 2007, or as soon thereafter as practicable.
          In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 10, 2007

Very truly yours,

K12 Inc.

By:	/s/ Howard D. Polsky

	Name:	Howard D. Polsky
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Ronald J. Packard Richard D. Truesdell, Jr. William P. O’Neill